July 13, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Donald E. Field
Susan Block
Effie Simpson
Jean Yu

Re:	ProNAi Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-204921)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between July 6, 2015 and the date hereof, approximately 1,567 copies of the Preliminary Prospectus dated July 6, 2015 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, July 15, 2015 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

JEFFERIES LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED

As representatives of the

several underwriters

JEFFERIES LLC

By:	/s/ Dustin Tyner
Name:	Dustin Tyner
Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED

By:	/s/ Bradley Wolff
Name:	Bradley Wolff
Title:	Managing Director

[Signature Page to Acceleration Request of the Underwriters]